SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[January 28, 2004]

Metso Corporation

(Translation of registrant’s name into English) Fabianinkatu 9 A, PO Box 1220 FIN-00101 Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_______________

SIGNATURES

Date January 28, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo President and CEO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

Microsoft Word 10.0.2627;METSO TO REBUILD A PAPER MACHINE AT UPM-KYMMENE’S JAMSANKOSKI MILL IN FINLAND

(Helsinki, Finland, January 28, 2004) — Metso Corporation’s (NYSE: MX; HEX: MEO) fiber and paper technology business area Metso Paper will deliver a large rebuild of the paper machine at UPM-Kymmene’s Jamsankoski mill, in Finland. The rebuilt paper machine, manufacturing magazine printing paper, will start up in the first quarter of 2005. The value of the order is close to EUR 20 million.

The paper machine was originally manufactured by Metso Paper in 1992. In the rebuild, the wire, press and dryer sections of the machine will be modernized to comply with today’s paper making technology and efficiency requirements. Additionally, the automation level of the line’s two winders will be increased. The rebuilt paper machine has a wire width of 10.1 m.

UPM is the world’s leading producer of printing papers. The Group’s turnover in 2002 was over EUR 10 billion and it has approximately 35,000 employees. UPM’s main products include publication papers as well as converting materials and wood products. The company has production plants in 16 countries and its main market areas are the EU countries and North America. UPM’s shares are quoted on the Helsinki and New York Stock Exchanges.

For additional information, please contact: Ilpo Ollila, Vice President, Sales, Paper Business Line, Metso Paper, tel. +358 40 502 4013, ilpo.ollila@metso.com

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28, 500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004 USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.